                                                -------------------------------
                                                /        OMB APPROVAL         /
                                                -------------------------------
                                                / OMB Number:   3235-0145     /
                                                / Expires:  August 31, 1999   /
                                                / Estimated average burden    /
                                                / hours per response .. 14.90 /
                                                -------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                         Career Education Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    common stock, par value $.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                 141665 10 9
        _______________________________________________________________
                                (CUSIP Number)

                   Charles P. Brissman, Esq. (312/441-6798)
  Heller Equity Capital Corporation, 500 W. Monroe St., Suite 1900, Chicago,
                                Illinois 60661
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 19, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 9 Pages
                                  No Exhibits

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       The Fuji Bank, Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Japan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             none

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      none

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Fuji America Holdings, Inc. (36-4200926)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             none

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      none

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Heller Financial, Inc. (36-1208070)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             none

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      none

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Heller Equity Capital Corporation (13-3055750)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,549,944

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              2,549,944

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       2,549,944

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 141665 10 9                                    PAGE 6 OF 9 PAGES

                            ADDENDUM TO COVER PAGES



     This Amendment Number 1 to Schedule 13D (this "Amendment No. 1") is filed by The Fuji Bank, Limited, a Japanese banking corporation ("Fuji"), Fuji America Holdings, Inc., a Delaware corporation which is a wholly-owned subsidiary of Fuji ("FAHI"), Heller Financial, Inc., a Delaware corporation which is a majority-owned subsidiary of FAHI ("HFI"), and Heller Equity Capital Corporation, a Delaware corporation which is a wholly-owned subsidiary of HFI ("HECC"). On February 3, 1998, Career Education Corporation, a Delaware corporation of which HECC was then the majority stockholder (the "Company"), consummated an initial public offering (the "IPO") of its common stock, par value $.01 per share (the "Common Stock"). In connection with the consummation of the IPO, the Company registered the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"). Consequently, HECC became the owner of in excess of five percent of a class of equity security (the Common Stock) registered under Section 12 of the Act. Accordingly, Fuji, FAHI, HFI and HECC filed a Schedule 13D with respect to the Common Stock (the "Initial
Schedule 13D") electronically with the Securities and Exchange Commission (the "Commission") on February 23, 1998.

     On January 19, 1999, the Company filed with the Commission a Registration Statement on Form S-1 (registration number 333-70747) for a secondary offering (the "Secondary Offering") of the Common Stock in which HECC proposes to sell up to 1,086,937 shares of the Common Stock it currently owns.

     As was the case with the Initial Schedule 13D, Fuji, FAHI and HFI join HECC in filing this Amendment No. 1 solely because of their status as indirect parent companies (in the cases of Fuji and FAHI) and direct parent company (in the case of HFI) of HECC. Fuji, FAHI and HFI declare that the filing of this Amendment No. 1 is not an admission by Fuji, FAHI or HFI that it is the beneficial owner of any of the Company's securities for purposes of Sections 13(d) or 13(g) of the Act, and Fuji, FAHI and HFI expressly disclaim beneficial ownership of any of the Company's securities.


Item 1.   Security and Issuer

               Item 1 is not amended or supplemented.

Item 2.   Identity and Background

               Item 2 is not amended or supplemented.

 CUSIP NO. 141665 10 9               13D                  PAGE 7 OF 9 PAGES

Item 3.   Source and Amount of Funds or Other Consideration

               The last paragraph of Item 3 is amended to read in its entirety as follows:

               The HECC Directors' Stock Options are exercisable with respect to one-third of the underlying shares of Common Stock on each of the date of grant (January 28, 1998) and the first two anniversaries thereof. Under an arrangement entered into among HECC and Messrs. Lally and Pesch after the IPO, the HECC Directors' Stock Options, if exercised, will be exercised for the respective benefit of Mr. Lally or Mr. Pesch, as the case may be, and not HECC. Accordingly, the 2,549,944 shares of Common Stock reported in this Schedule 13D (as amended) as beneficially owned by HECC includes only the HECC Shares and not 10,666 additional shares of Common Stock for which the HECC Directors' Stock Options are currently exercisable.

Item 4.   Purpose of Transaction

               Item 4 is amended to read in its entirety as follows:

               HECC has acquired the HECC Shares for investment purposes, and may sell some or all of the HECC Shares from time to time in the future (subject to the terms of the Lock-Up Agreement (as defined in Item 6 below), the Registration Rights Agreement (as also defined in Item 6 below), if applicable, and applicable state and federal securities laws). Currently, HECC proposes to sell in the Secondary Offering, if and when consummated, up to 1,086,937 of the HECC Shares. None of Fuji, FAHI, HFI and HECC has any current plans which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except in connection with HECC's proposed sale of shares of Common Stock in the Secondary Offering (if and when consummated); (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company (except as provided for in the Board Representation Agreement (as defined in Item 6 below)); (e) any material change in the present capitalization or dividend policy of the Company;
               (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

 CUSIP NO. 141665 10 9               13D                  PAGE 8 OF 9 PAGES

Item 5.   Interest in Securities of the Issuer

               Subparagraphs (a), (b) and (c) of Item 5 are amended to read in their entirety as follows:

               (a) According to the preliminary prospectus included in the registration statement for the Secondary Offering, the Company had 7,152,896 outstanding shares of Common Stock on December 31, 1998. HECC beneficially owns 2,549,944 shares of Common Stock, or 35.6% of the outstanding Common Stock.

               (b) HECC has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, 2,549,944 shares of Common Stock.

               (c) None of Fuji, FAHI, HFI and HECC has effected any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

               Item 6 is not amended or supplemented.

Item 7.   Material to be Filed as Exhibits

               Item 7 is not amended or supplemented.


                            [signature page follows]

CUSIP No. 141665 10 9                                                PAGE 9 of 9


                                  SIGNATURES


          After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


January 29, 1999        THE FUJI BANK, LIMITED



                        By:
                           --------------------------------
                           Debra H. Snider
                           Attorney-in-Fact (under Power of Attorney
                            filed as Exhibit 5 to the Initial Schedule 13D)


                        FUJI AMERICA HOLDINGS, INC.


                        By:
                           --------------------------------
                           Debra H. Snider
                           Secretary



                        HELLER FINANCIAL, INC.



                        By:
                           --------------------------------
                           Debra H. Snider
                           Executive Vice President, Chief Administrative
                            Officer, General Counsel and Secretary


                        HELLER EQUITY CAPITAL CORPORATION



                        By:
                           --------------------------------
                           Patrick K. Pesch
                           Senior Vice President